UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14733

CUSIP NUMBER 536797103

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Xerium Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

14101 Capital Boulevard
Address of Principal Executive Office (Street and Number)

Youngsville, North Carolina 27956
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company appointed a new chief executive officer, Stephen Light, as of February 11, 2008. In light of the Company’s risk of financial covenant default under its Credit and Guaranty Agreement dated as of May 18, 2005, as amended (the “Credit Agreement”) as described below, Mr. Light and other members of senior management have been devoting the substantial portion of their time seeking solutions to these financial covenant issues. In addition, in connection with the Company’s annual assessment of goodwill in accordance with Statement of Financial Accounting Standards No. 142, the Company has concluded that an impairment of the goodwill of its roll covers segment may exist. The first stage of the Company’s assessment of goodwill involved a comparison of the fair value of the business segment to its carrying value. This stage was not completed until March 17, 2008. While the Company does expect there to be an impairment, in order to determine if such an impairment does in fact exist and, if so, the amount of the impairment, the Company must complete an analysis of the fair value of the fixed assets and intangible assets of its roll covers segment. The Company requires additional time to complete this analysis. As a result of these two initiatives, the Company has not completed its financial statements and certain disclosures for inclusion in its annual report for the period ended December 31, 2007.

While the Company was in compliance with it financial covenants under the Credit Agreement at December 31, 2007 and expects that it would generate cash flow from operations sufficient to service the debt under the Credit Agreement prior to the stated maturity of the debt if there is not otherwise an event of default under the debt, the Company is currently pursuing alternatives to address expected financial covenant non-compliance in the first quarter of 2008 and future periods. In particular, unless the Company is able to reduce its debt to satisfy the leverage ratio covenant in its Credit Agreement on or prior to March 31, 2008 or obtain an amendment to the Credit Agreement with respect to the leverage ratio covenant, the Company does not expect to be in compliance with the leverage ratio covenant in its Credit Agreement at March 31, 2008 as well as certain future periods. In addition, without an amendment to the Company’ Credit Agreement, there is substantial risk that the Company will not comply with the interest coverage ratio covenant in the Credit Agreement at March 31, 2008 and certain future periods. Failing to meet a financial covenant under the Credit Agreement constitutes an event of default under the Credit Agreement. While the Company does not expect that the lenders would do so immediately, upon an event of default the lenders could accelerate the debt under the Credit Agreement causing it to become due and payable. If this were to occur, the Company would need to consider all options available to it, which could include a possible bankruptcy filing. The Company is in discussions with potential investors regarding a private placement of equity securities, the net proceeds of which the Company would use to pay down debt under the Credit Agreement, and is also seeking an amendment to the financial covenants under the Credit Agreement with its lenders. There can be no assurance that the Company will be successful in completing either the private placement or the amendment or that, if achieved, these will be achieved at a sufficient level and on sufficient terms to allow the Company to meet the financial covenants under the Credit Agreement and to operate effectively in future periods. The Company’s expectations regarding its ability to meet the financial covenants under the Credit Agreement impact the consolidated balance sheet classification of the Company’s debt as of December 31, 2007 and related disclosures in the Company’s annual report on Form 10-K.

If the Company is not able to address the financial covenant non-compliance issues described above, the Company expects that its independent auditors would need to include an explanatory paragraph in their opinion with respect to the Company’s financial statements for the year ended December 31, 2007 expressing doubt about the ability of the Company to continue as a going concern.

The Company expects to file the annual report on Form 10-K on or before April 1, 2008, although there can be no assurance in this regard.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael P. O’Donnell	(919)	556-7235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company performs an annual test for goodwill impairment as of December 31st at the business segment level. The Company has two business segments: clothing and roll covers. While the Company has concluded that an impairment may exist in the goodwill of the roll covers segment at December 31, 2007, in order to determine if an impairment does in fact exist and, if so, the amount of this impairment, the Company must complete an analysis of the fair value of the fixed assets and intangible assets of its roll covers segment. The Company requires additional time to complete this analysis and accordingly is not able to estimate the amount of any impairment of the goodwill of the roll covers segment at this time. Before the impact of any impairment, the roll covers segment had approximately $288 million of goodwill as of December 31, 2007, and any impairment of the goodwill of the roll covers segment may cause a significant change in the results of operations for the Company for the year ended December 31, 2007 as compared to the year ended December 31, 2006.

In addition, net interest expense was $11.2 million higher in 2007 as compared to 2006. The increase is primarily attributable to (i) a $5.8 million increase in interest expense recognized in 2007 as compared with 2006 in connection with the change in the fair value of the Company’s prior interest rate swaps (which were settled for cash in November 2007), (ii) increased interest rates under the Credit Agreement during 2007 as compared with 2006 as a result of Moody’s reduced rating of the Company’s senior credit facility in February 2007 and (iii) unfavorable currency effects of $1.8 million in 2007 as compared with 2006.

Xerium Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By:	Xerium Technologies, Inc.

		By:	/s/ Michael P. O’Donnell
Michael P. O’Donnell
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).